JAMES M. O’BRIEN APPOINTED CHIEF FINANCIAL OFFICER AT MESOBLAST Melbourne, Australia; November 17 and New York, USA: November 16, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that in connection with the Company’s transition to a fully integrated commercial organization it has appointed James M. O’Brien as its US-based Chief Financial Officer (CFO). Jim has extensive experience in all aspects of financial management and planning having spent the majority of his career with multi-national public and private companies in the life sciences, biotechnology, and pharmaceutical industries. Mesoblast CEO Dr Silviu Itescu said: “We are very pleased to have Jim join us at Mesoblast. His deep cross functional financial expertise and knowledge of US markets fills a key senior leadership position as we transition to a mature commercial organization. Jim’s extensive experience will provide Mesoblast with the financial leadership required as it commercializes Ryoncil® and looks forward to label expansion. His skillsets will complement those of Andrew Chaponnel, our Head of Finance, implementing robust financial controls, reporting and governance related to revenue forecasting, financing, and capital allocation.” Jim has had global responsibility overseeing Corporate and Business Unit finance, Reporting, Internal Controls and Accounting Operations at Actavis plc which subsequently acquired Allergan plc prior to its acquisition by AbbVie Inc. Jim created a world-class financial budgeting and forecasting process to track business performance and trends, and developed financial tools and analyses supporting a range of corporate activities including Business Strategy and Corporate Development, integrating international business acquisitions and managing activities for transactions of nearly $10 billion. During his tenure, Actavis had proforma revenues of over $8 billion. Previously, Jim built a finance team overseeing all supply chain and revenue management for Nycomed, a private equity owned company with $750 million revenues that was acquired by Sandoz for $1.5 billion. Jim’s recent CFO roles included NASDAQ-listed biopharmaceutical company Cognition Therapeutics, Inc., overseeing the company’s successful initial public offering, and at dual-listed Finnish biotechnology company Faron Pharmaceuticals, Ltd. He has also held finance roles at Bristol-Myers Squibb (BMS). Jim is a certified public accountant and previously worked at PriceWaterhouseCoopers in New York and Washington DC. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. Exhibit 99.1

About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au